Mail Stop 3561

October 30, 2008

Edward C. DeFeudis
President and Chairman of the Board
940 Lincoln Road, Suite 220
Miami, FL 33139

> **Re: Swap-A-Debt, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 2, 2008**
> **File No. 333-153798**

Dear Mr. DeFeudis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Mr. DeFeudis, through affiliated entities, was a selling shareholder in the Form SB-2 filing by Kraig Biocraft Laboratories, Inc. Based upon its filings with the Commission, no revenues have been generated and it does not appear that Kraig Biocraft Laboratories has made any substantial progress in implementing its business plan. Further, we note that Mr. Garibaldi was previously an executive officer of Upgrade International Corporation which was also a development stage company without revenues which subsequently ceased filing reports required under the Securities Exchange Act of 1934. Please amend your filing to disclose these as well as any similar relationships with public companies and provide the status of each company's activities. In this regard, Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified

company or companies, or other entity." Based on the above facts, it appears that your company is a blank check company. Therefore, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. If you disagree, please provide your analysis, with a view towards disclosure, why your company is not a blank check company and subject to Rule 419.

2. We note that the registration statement covers the resale of common shares the majority of which are being offered by officers, directors and major shareholders of the company. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the registrant" for purposes of Rule 415 of Regulation C. The company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C. Please revise your registration statement to price those shares and disclose that these parties will conduct their offering at the fixed price for the duration of the offering. Please make clear that these persons are underwriters of this offering. Revise your prospectus accordingly, including your cover page, summary (Sales by Shareholders, page 5) and plan of distribution section.

3. We note that on March 15, 2006, you filed a Form 15 indicating that you were relying on Rules 12h-3(b)(1) and 15d-6 to terminate your reporting obligations under Section 15(d) of the Exchange Act. We also note that you did not file periodic reports for the periods ending January 31, 2001 until the filing of the Form 15. Please advise us of the basis for not filing these reports.

Cover Page

4. We note you indicate that selling shareholders may offer the shares at prevailing market prices. As there is no current public market for your securities, a fixed price must be set at which the securities will be sold. You may state that the shares will be sold at a fixed price until such time that your shares may be listed on the Over-the-Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please revise your cover page and Plan of Distribution accordingly.

5. We note that your disclosure states that the "Risk Factors" section begins on page 9, but your risk factors begin on page 3. Please revise.

Table of Contents

6. Please revise your table of contents to reflect the accurate page numbers of the various sections or subdivisions of your prospectus.

Summary, page 1

7. We note that you indicate that your business is facilitated with a "state-of-the-art" internet website. Please explain the factors you considered in determining that your website is state-of-the-art.

8. We note that you indicate that you are "the first U.S. Public company in the peer-to-peer (P2P) lending space." We identified a public company, LendingClub Corporation, with a similar business plan to yours. Please revise or advise why this statement remains accurate.

9. We note under the subheading "Business Overview" on page 1 that you state that you have completed your website, but then under the subheading "Our Corporate Information" of the same page you state that the website is in construction and will be launched by the end of October 2008. Please revise and clearly indicate the current status of the website.

Financial Statements

10. We note that note 4 to the April 30, 2008 financial statements includes a reference to note 6. Note 6 does not contain information related to note 4. Please revise or advise.

Undertakings, page II-3

11. We note that the undertakings you provide differ from those set forth in Item 512(a) of Regulation S-K. Please include the undertakings set forth in Item 512(a) of Regulation S-K, as appropriate, or explain why you believe these are not applicable.

Signatures

12. We note that the registration statement is not signed by the registrant's principal financial officer, its controller or principal accounting officer. Please revise. Refer to Instruction 1 to Form S-1.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.